Exhibit 5.4

[Letterhead of Maples and Calder]
October 18, 2002

To:	JohnsonDiversey, Inc.
8310 16th Street
Sturtevant, Wisconsin 53177-0902
USA

Jones, Day, Reavis & Pogue
77 W. Wacker
Chicago, Illinois 60601-1692
USA

Dear Sirs:

Johnson Diversey Cayman, Inc. (the “Company”)

We have acted as counsel as to Cayman Islands law to the Company in connection with the Company’s guarantee (the “Dollar Guarantee”) of up to US$300,000,000 aggregate principal amount of 9.625% senior subordinated notes due 2012 of JohnsonDiversey, Inc. (the “Dollar Notes”) and guarantee (the “Euro Guarantee”) of up to €225,000,000 aggregate principal amount of 9.625% senior subordinated notes due 2012 of JohnsonDiversey, Inc. (the “Euro Notes”, and together with the Dollar Notes, the “Notes”) to be given pursuant to, respectively, the Dollar Indenture and the Euro Indenture referred to below.

1	DOCUMENTS REVIEWED

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	the Certificate of Incorporation and Memorandum and Articles of Association of the Company as registered or adopted on 19 April, 2002;

1.2	the written resolutions of the Board of Directors dated 26 April, 2002 and the corporate records of the Company maintained at its registered office in the Cayman Islands;

1.3	a Certificate of Good Standing issued by the Registrar of Companies (the “Certificate of Good Standing”);

1.4	a certificate from a Director of the Company a copy of which is annexed hereto (the “Director’s Certificate”)

1.5	the Indenture dated 3 May, 2002 between JohnsonDiversey, Inc., the Company and the other Guarantors named therein and BNY Midwest Trust Company as Trustee (the “Dollar Indenture”);

1.6	the Indenture dated 3 May, 2002 between JohnsonDiversey, Inc., the Company and the other Guarantors named therein and The Bank of New York as Trustee (the “Euro Indenture”);

1.7	the form of notation of the Dollar Guarantee exhibited to the Dollar Indenture; and

1.8	the form of notation of the Euro Guarantee exhibited to the Euro Indenture.

The documents referred to in paragraphs 1.5 to 1.8 above are collectively referred to as the “Transaction Documents”.

2	ASSUMPTIONS

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied as to matter of fact to the extent we have deemed appropriate (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1
the Transaction Documents have been or will be authorised and duly executed and delivered by or on behalf of all relevant parties (other than the Company as a matter of Cayman Islands law) in accordance with all relevant laws (other than the laws of the Cayman Islands);

2.2
the Transaction Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under New York law and all other relevant laws (other than the laws of the Cayman Islands);

2.3
the choice of New York law as the governing law of the Transaction Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of New York as a matter of New York law and all other relevant laws (other than the laws of the Cayman Islands);

2.4	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.5	all signatures, initials and seals are genuine;

2.6	the executed signature pages of the Transaction Documents which we have received form part of the Transaction Documents in the form e-mailed to us;

2.7
the power, authority and legal right of all parties under all relevant laws and regulations (other than the laws of the Cayman Islands) to enter into, execute, deliver and perform their respective obligations under the Transaction Documents;

2.8
there is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of New York; and

2.9	the Company is not a sovereign entity of any state and is not a subsidiary, direct or indirect, of any sovereign entity or state.

3	OPINIONS

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The Company has full power and authority under its Memorandum and Articles of Association to enter into, execute and perform its obligations under the Transaction Documents.

3.3
The execution, delivery and performance of the Transaction Documents has been authorised by and on behalf of the Company and, assuming the Transaction Documents have been delivered by JoAnne Brandes or Luis Machado or David Quast, the Transaction Documents have been duly executed and delivered on behalf of the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

4	QUALIFICATIONS

The opinions expressed above are subject to the following qualifications:

4.1
The term “enforceable” as used above means that the obligations assumed by the Company under the Transaction Documents are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

4.1.1
enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

4.1.2
enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

4.1.3	some claims may become barred under the statutes of limitation or may be or become subject to defenses of set-off, counterclaim, estoppel and similar defenses;

4.1.4
where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

4.1.5
the Cayman Islands court has jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the Cayman Islands court will require all debts to be proved in a common currency, which is likely to be the “functional currency” of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

4.1.6	obligations to make payments that may be regarded as penalties will not be enforceable; and

4.1.7
a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there exists doubt as to enforceability of any provision in the Transaction Documents whereby the Company covenants not to exercise powers specifically given to its shareholders by the Companies Law (2002 Revision) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association, or present a petition to a Cayman Islands court for an order to wind up the Company.

4.2	Cayman Islands stamp duty may be payable if the original Transaction Documents are brought to or executed in the Cayman Islands.

4.3	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.4
The Company must make an entry in its Register of Mortgages and Charges in respect of all mortgages and charges created under the Transaction Documents in order to comply with Section 54 of the Companies Law (2002 Revision) of the Cayman Islands; failure by the Company to comply with this requirement does not operate to invalidate any mortgage or charge though it may be in the interests of the secured parties that the Company should comply with the statutory requirements.

4.5	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.6
A certificate, determination, calculation or designation of any party to the Transaction Documents as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.7
In principle a Cayman Islands court will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the Grand Court will be applied in practice. Whilst it is clear that costs incurred prior to judgment can be recovered in accordance with the contract, it is likely that post-judgment costs (to the extent recoverable at all) will be subject to taxation in accordance with Grand Court Rules Order 62.

4.8
We reserve our opinion as to the extent to which a Cayman Islands court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.9	We make no comment with regard to the references to foreign statutes in the Transaction Documents.

We express no view as to the commercial terms of the Transaction Documents or whether such terms represent the intentions of the parties and make no comment with regard to the representations which may be made by the Company.

This opinion is rendered only to you and is solely for your benefit in connection with the Registration Statement on Form S-4 (the “Registration Statement”) of JohnsonDiversey, Inc. to be filed with the Securities and Exchange Commission in connection with the issuance of the Notes. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the Prospectus constituting a part of the Registration Statement. In giving such consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Yours faithfully,

/s/    MAPLES and CALDER